UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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CHEMED CORPORATION
(Name of Registrant as Specified in Its Charter)

MMI INVESTMENTS, L.P. MCM CAPITAL MANAGEMENT, LLC JOHN S. DYSON CLAY B. LIFFLANDER SCOTT J. CROMIE JAMES FOY PETER A. MICHEL CARROLL R. WETZEL, JR.
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 9, 2009

MMI INVESTMENTS, L.P.

__________, 2009

Dear Fellow Stockholder:

MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), MCM Capital Management, LLC, a Delaware limited liability company (“MCM”), John S. Dyson (“Mr. Dyson”), Clay B. Lifflander (“Mr. Lifflander”), Scott J. Cromie (“Mr. Cromie”), James Foy (“Mr. Foy”), Peter A. Michel (“Mr. Michel”) and Carroll R. Wetzel, Jr. (“Mr. Wetzel”) (collectively, the “MMI Group” or “we”) are the beneficial owners of an aggregate of 800,001 shares of common stock of Chemed Corporation (“Chemed” or the “Company”), representing approximately 3.6% of the outstanding shares of common stock of the Company.  All members of the MMI Group are participants in this solicitation.  For the reasons set forth in the attached Proxy Statement, the MMI Group believes that the Board of Directors of the Company is not acting in the best interests of its stockholders.  The MMI Group is therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held on _______, 2009 at ____ _.m. local time at _____ located at _____ _______, _______, ______ _____, for the following:

1.	To elect the MMI Group’s slate of five (5) director nominees to the Company’s Board of Directors in opposition to certain of the Company’s incumbent directors;

2.	To ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as independent accountants for the Company and its consolidated subsidiaries for 2009; and

3.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) of such meeting.

We are not seeking control of the Board of Directors.  Rather, we are seeking five (5) seats on the Board of Directors to ensure that the interests of the stockholders, the true owners of Chemed, are vigorously represented in the boardroom by truly independent representatives.  The Board is currently composed of eleven (11) directors with one existing vacancy.  Through the attached Proxy Statement, we are soliciting proxies, pursuant to Rule 14a-4(d)(4) of the Securities Exchange Act of 1934, as amended, to elect not only our five (5) director nominees, but also the candidates who have been nominated by Chemed other than _______________, _______________, _________________, _________________ and _________________.  This gives stockholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of Chemed’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of Chemed’s nominees will serve as directors if our nominees are elected.

The MMI Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.

If you have already voted a proxy card furnished by the Company’s management, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support.

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC
General Partner

By:
	Name:	Jerome J. Lande
	Title:	Executive Vice President

2

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of the MMI Group’s proxy materials, please call
MacKenzie Partners at the phone numbers listed below.

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
or
TOLL-FREE (800) 322-2885

3

2009 ANNUAL MEETING OF STOCKHOLDERS
OF
CHEMED CORPORATION
_________________________

PROXY STATEMENT
OF
MMI INVESTMENTS, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

MMI Investments, L.P., a Delaware limited partnership (“MMI Investments”), MCM Capital Management, LLC, a Delaware limited liability company (“MCM”), John S. Dyson (“Mr. Dyson”), Clay B. Lifflander (“Mr. Lifflander”), Scott J. Cromie (“Mr. Cromie”), James Foy (“Mr. Foy”), Peter A. Michel (“Mr. Michel”) and Carroll R. Wetzel, Jr. (“Mr. Wetzel”) (collectively, the “MMI Group” or “we”) are significant stockholders of Chemed Corporation, a Delaware corporation (“Chemed” or the “Company”).  All members of the MMI Group are participants in this solicitation.  The MMI Group believes that the Board of Directors of the Company (the “Board”) is not acting in the best interests of its stockholders.  The MMI Group is therefore seeking your support at the annual meeting of stockholders scheduled to be held on __________, 2009 at ____ _.m. local time at _____ located at _____ _______, _______, ______ _____, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect the MMI Group’s director nominees, Scott J. Cromie, James Foy, Clay B. Lifflander, Peter A. Michel and Carroll R. Wetzel, Jr. (the “MMI Nominees”), to serve as directors until the 2010 annual meeting of stockholders and until their respective successors shall have been elected and qualified, in opposition to certain of the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as independent accountants for the Company and its consolidated subsidiaries for 2009; and

3.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) of such meeting.

This Proxy Statement is soliciting proxies to elect not only the five (5) MMI Nominees, but also the candidates who have been nominated by the Company other than _______________, _______________, _________________, _________________ and _________________.  This gives stockholders who wish to vote for the MMI Nominees the ability to vote for the total number of directors up for election at the Annual Meeting.

As of ___________, 2009, the approximate date on which this Proxy Statement and the enclosed GOLD proxy card are first being mailed to stockholders, the members of the MMI Group were the beneficial owners of an aggregate of _________ shares of common stock of the Company, par value $1.00 per share (the “Shares”), which currently represent approximately __% of the issued and outstanding Shares.

Chemed has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as _______, 2009 (the “Record Date”).  The mailing address of the principal executive offices of Chemed is 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4726. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to Chemed, as of the Record Date, there were _________ Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their Shares which they are entitled to vote FOR the election of the MMI Nominees and the candidates who have been nominated by the Company other than _______________, _________________, _______________, _______________ and _________________.

This proxy statement (this “Proxy Statement”) and the enclosed GOLD proxy card are first being furnished to stockholders on or about _________, 2009.

THIS SOLICITATION IS BEING MADE BY THE MMI GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE MMI GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE MMI GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE MMI GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE MMI NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY CHEMED MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE MMI NOMINEES AND THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY OTHER THAN _______________, _______________, _______________, _______________ AND _________________ BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE MMI GROUP, C/O MACKENZIE PARTNERS, INC., WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF CHEMED, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our GOLD proxy card are available at http://www.____________.

IMPORTANT

Your vote is important, no matter how few Shares you own.  The MMI Group urges you to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of the MMI Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the MMI Group, c/o MacKenzie Partners, Inc., in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the Company’s proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the MMI Group.  Remember, you can vote for our five nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

105 Madison Avenue
New York, NY 10016
proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
or
TOLL-FREE (800) 322-2885

REASONS FOR THE SOLICITATION

We have decided to nominate five highly qualified and independent director nominees for election to the Board due to our concerns regarding Chemed’s business strategy and the entrenchment at Chemed, including the high concentration of current or former executives on the current Board.  We believe the election of the MMI Nominees represents the best means for stockholders to maximize the value of their Shares.  The MMI Nominees are truly independent and collectively have vast experience serving on public company boards.  Additionally, certain of the MMI Nominees have extensive executive-level experience in the healthcare industry and in industries that provide services for residential and commercial properties, as further discussed in their biographical extracts included in this Proxy Statement.   The MMI Nominees are fully committed to pursuing efforts to increase stockholder value.  Although the current Board may technically comply with the requirements of the New York Stock Exchange and SEC rules relating to board “independence,” we believe the existence of various relationships of current directors with Chemed and its affiliates calls into question the true independence of the Board.  The Board currently contains three current Chemed employees, five former employees of Chemed or its affiliates and two members whose employers received significant funding from Chemed or its affiliates within recent years (one of whom was just named Chairman).1  We believe this insularity and interlocking influence has obstructed reasoned debate within the Board on crucial matters such as strategic configuration, particularly relating to a separation of Chemed’s Vitas and Roto-Rooter businesses, and executive compensation.

CHEMED REFUSES TO TAKE ACTION EVEN THOUGH IT ACKNOWLEDGES THE CLEAR MERITS OF A TAX-FREE SPIN-OFF: MARKET WEAKNESS IS NO EXCUSE TO PUT OFF LONG-TERM STRATEGY.

CHEMED’S EXECUTIVES HAVE REVERSED POSITIONS ON A TAX-FREE SPIN-OFF SEVERAL TIMES – CAN THEY BE TRUSTED TO EXECUTE IN THE FUTURE?

CHEMED’S BOARD LACKS THE INDEPENDENCE TO HOLD MANAGEMENT ACCOUNTABLE.  WE BELIEVE THEIR ALLEGED CONSIDERATION OF A SPIN-OFF MAY BE AN ATTEMPT TO DEFLECT SCRUTINY OF THEIR STRATEGY AND ENTRENCHMENT.

THE MMI INVESTMENTS’ NOMINEES BRING INDUSTRY EXPERTISE, GENUINE INDEPENDENCE AND ALIGNMENT WITH CHEMED’S TRUE OWNERS, THE STOCKHOLDERS.

MMI Investments is the owner of 800,000 shares of the Company’s common stock, representing approximately 3.6% of the outstanding shares.  MMI Investments is a long-only value fund focused on small-cap companies with longstanding, differentiated businesses generating significant, consistent cash flow.  As long-term investors we have held Chemed stock for over two years and are prepared to hold our stock well beyond 2009.

  1 See table on page 8.

We invested in Chemed because of the strength and consistency of cash flow in both its businesses – Vitas, the leading for-profit provider of hospice care and Roto-Rooter, the leading provider of plumbing/drain-cleaning services nationally – despite our concerns that these businesses might never reach their full potential value due to their highly unorthodox combination and an entrenched Board.  We decided to invest due to our belief that the stock market had significantly undervalued the recession-resistance and growth prospects for both Vitas and Roto-Rooter, and because management had publicly acknowledged the benefits of the separation of these businesses.  On a May 11, 2004 earnings conference call (shortly following the Company’s purchase of a controlling interest in Vitas (the “Vitas Purchase”)), CEO Kevin McNamara stated the following: “Long-term, we recognize they will need to be separated. You certainly get maximum value from a pure play.”2  We agreed and built a significant position in Chemed common stock.

As noted above and elsewhere in this Proxy Statement, we believe that the interlocking relationships on the current Board have influenced its decisions and inaction on the separation of Chemed’s Vitas and Roto-Rooter businesses, which we believe would unlock significant stockholder value.  Our views have been formed in part by Chemed management’s shifting positions and conflicting public statements regarding its conglomerate structure and strategy in the five years since the Vitas Purchase.  In that time, Chemed management’s public statements have veered significantly, stating at the outset that “Long-term separation is inevitable”2, and as recently as November 2008 that “long-term perspective is that it looks like the two companies will remain joined at the hip.”3  Management’s dramatic reversal prompted us to inquire publicly on February 12, 2009, of the Board’s view of a split-up, which we believe could be implemented on a tax-free basis.  Rather than a response from the new chairman or an independent director designee, on March 16, 2009, MMI Investments received a public response from a management insider, CEO Kevin McNamara, informing us that even though the Board agrees that “given the proper economic circumstances a separation could create substantial shareholder value”, and that “the Board has already positioned Chemed’s businesses to facilitate such a separation,” the Board nevertheless would maintain the current conglomerate structure indefinitely due to vague concerns about timing and potential value destruction.  We believe this pattern demonstrates arbitrary, short-term thinking at best, and at worst an attempt by an entrenched board to maintain its holding company infrastructure.  Regardless of the cause, we believe Chemed stockholders deserve better.

The MMI Nominees, Scott J. Cromie, James Foy, Clay B. Lifflander, Peter A. Michel and Carroll R. Wetzel, Jr., bring operational and strategic experience in both residential services and healthcare, a strong track record of public company board service and effective governance, strategic alternatives review and execution expertise, and total uncompromised independence and stockholder alignment.  We are not seeking control of the Board.  The MMI Nominees, if elected, will comprise a minority of the Board and will be wholly independent, with no vested interest in any single strategic direction, other than taking the steps necessary to enhance stockholder value.

The MMI Nominees will serve you, the stockholders and true owners of Chemed, not executive allegiances and entrenched interests.  They will bring expertise and objectivity to Chemed, not derive their livelihood from it.

[1]	See table on page 8.

[2]
“One issue that is on many of your mind is synergy, or lack synergy between our business segments. From an operational basis, these are minimal. Certainly on a high level, they are overall corporate benefits in regards to tax, financial, treasury, Sarbanes-Oxley and related public reported requirements. However, the greatest benefit to the segments is the strength generated from the combined cash flows of the businesses. Long-term, we recognize they will need to be separated. You certainly get maximum value from a pure play. However, the plumbing segment is just beginning to emerge from the recession. Their adjusted EBITDA is well below the historical high. In addition, the current run rate of adjusted EBITDA from the plumbing and drain cleaning segment is more than adequate to meet the current debt support, plus provide remaining free cash flow to fund the hospice expansion strategy. At this point in time, from a cash flow perspective, these business models are complementary. Long-term separation is inevitable.”  Bloomberg Transcript of the Company’s First Quarter of Fiscal 2004 Earnings Conference Call, Page 5.

[3]
“CHE stock has not traded at a discount related to the very disparate parts of the entity.  We said from the start that if that was the case we’d be willing to divest or spinoff whatever made the most sense – and we just haven’t seen that discount at least hither fore.  There’s some tax very low tax basis associated with Roto-rooter – we bought it for $20mm – and there’s other limitations on any kind of tax-free spinoff at this point, technical issues with regard to that.   So, long term perspective is that it looks like the two companies will remain joined at the hip.”  CEO Kevin McNamara’s comments at the Oppenheimer Healthcare Conference, November 3, 2008.

IF VITAS AND ROTO-ROOTER WERE SEPARATE COMPANIES TODAY, WOULD ANYONE ENDORSE COMBINING THEM, REGARDLESS OF THE ENVIRONMENT?

On February 12, 2009, MMI Investments sent a letter to the Board requesting their response to our proposal that Chemed split up via a tax-free spin-off, suggesting a split-up could generate significant stockholder value and noting that, contrary to recent statements by management, such a transaction would be relatively simple to execute.  On March 16, 2009, Chemed’s CEO Kevin McNamara responded, stating, among other things, that:

•	“…we are well positioned to separate the businesses if and when the time is right.”

•	“We agree that given the proper economic circumstances a separation could create substantial shareholder value.”

•
“…executing a separation in the current market environment, including the current state of the equity and credit markets, would be risky and could impair, rather than create, value for Chemed's current stockholders.”

We are pleased that the Board has acknowledged the simplicity of execution and potential value creation of a split-up of Chemed.   We note however that the Board’s objection on the basis of current markets chooses to ignore several points:

•	Spin-offs take time to execute – on average more than eight months from announcement to execution for spin-offs of comparable size since 2006.[4]

•	The current market malaise will not last forever – we believe a board should position itself during market weakness to take greatest advantage when markets rebound.

•	Waiting for strengthening in markets before beginning a spin-off process likely means missing several quarters of capital markets strength.

With a limited ability to call special meetings, stockholders are given only one chance a year to hold management and the Board accountable.  We believe it’s wiser to get our homework done while it rains, so when the sun comes out we can take full advantage.

WE BELIEVE THE CHEMED BOARD’S RESPONSE AMOUNTS TO: “TRUST US – WE’LL REVISIT SEPARATION IN EARNEST AT A LATER DATE.”  LET’S CONSIDER THEIR RECORD:

The following are excerpts from statements made by Chemed management over the past several years regarding a separation of Vitas and Roto-Rooter:

   4 Based on spin-offs of 100% interests in subsidiaries with greater than $250 million of value announced since January 1, 2006.

Executive Vice President Tim O’Toole, “Roto-Rooter to Buy Vitas Healthcare, May Spin It Off” – Bloomberg News, December 19, 2003:

•
“Tim O’Toole, Roto-Rooter’s executive vice president and treasurer, said the company had no interest in selling Vitas, though would ‘investigate the opportunity of it becoming a public company, independent from us.’”

•	“We do not see long-term running one business with two divisions – one plumbing and one hospice”

CEO Kevin McNamara, Q104 Earnings Call, May 11, 2004:

•	“One issue that is on many of your mind is synergy, or lack synergy between our business segments. From an operational basis, these are minimal.”

•	“Long-term, we recognize they will need to be separated. You certainly get maximum value from a pure play.”

•	“Long-term separation is inevitable.”

CEO Kevin McNamara, Oppenheimer Healthcare Conference, November 3, 2008:

•	“CHE stock has not traded at a discount related to the very disparate parts of the entity.”

•	“So, long term perspective is that it looks like the two companies will remain joined at the hip.”

CEO Kevin McNamara, J.P. Morgan Healthcare Conference, January 13, 20095:

·	“People are quick to say ‘well what about a tax-free spinoff?’ . . . I wouldn’t expect that to happen, it still doesn’t create much value.”

•
“Roto-Rooter probably wouldn’t exist as a separate company for very long.  Probably just result in a sale, probably soon after that and it would just be a slightly different tax situation, but in any event a substantial tax result would happen, you know, in relative short order.”

•
“And then just to completely close the issue, let me say with regard to that convertible debenture issue, which I said had worked out and was very propitious for us - good time, good rate.  We’re not looking at any likely dilution from it and in the mean time it’s a rate of 1 7/8 percent so given the fact that any kind of a sale of Roto-Rooter would upset that and make us give the holders the option to close out that deal we’re very reluctant to do that as well.”

Our frustration with management’s reversal and alleged obstacles to a tax-free spin-off led us to write our February 12, 2009 letter, asserting that a tax-free spin-off would enhance value long-term and would be simple to execute.  As described above, in Chemed’s March 16, 2009 letter, Mr. McNamara’s responded:

•	“We agree that given the proper economic circumstances a separation could create substantial shareholder value.”

[5]
“People are quick to say ‘well what about a tax-free spinoff?’; there’s technical reasons why that couldn’t have been done for first a five year period and now an extended period just due to some intricacies of original Florida corporation that we bought the vehicle at.  But it still doesn’t create, I wouldn’t expect that to happen, it still doesn’t create much value.  Roto-Rooter probably wouldn’t exist as a separate company for very long.  Probably just result in a sale, probably soon after that and it would just be a slightly different tax situation, but in any event a substantial tax result would happen, you know, in relative short order.  And then just to completely close the issue, let me say with regard to that convertible debenture issue, which I said had worked out and was very propitious for us -good time, good rate.  We’re not looking at any likely dilution from it and in the meantime it’s a rate of 1 7/8 percent so given the fact that any kind of a sale of Roto-Rooter would upset that and make us give the holders the option to close out that deal we’re very reluctant to do that as well.”  CEO Kevin McNamara’s comments at the J.P. Morgan Healthcare Conference, January 13, 2009.

•	“We agree with the statement in your letter that, ‘A spin-off of one of Chemed's businesses would be relatively simple’”.

•	We note that Mr. McNamara’s letter makes no further mention of obstacles to a tax-free spin-off from tax issues or the convertible debentures.

Which is more likely:

That Chemed’s board has studiously concluded that the combination of Roto-Rooter and Vitas continues to make sense, or…
That they are committed to maintaining their conglomerate infrastructure?

CHEMED CORPORATE GOVERNANCE: TRUE INDEPENDENCE & OBJECTIVITY OR ENTRENCHMENT & TECHNICAL COMPLIANCE WITH INDEPENDENCE STANDARDS?

We believe that the true independence of ten of the eleven current members of the Board is in serious doubt by reason of current employment with Chemed, former employment with Chemed, employment with a current or former affiliate of Chemed, employment by an entity that has received significant monies directly or indirectly from Chemed, family relationships, or in many cases several of these factors.  The following chart indicates the existence of these factors for each of the current Chemed directors.

The Current Chemed Board
	Chemed Employee	Past Chemed Employee	Affiliate Employee/ Director	Chemed $ to Employer	Family Relationships
Joel F. Gemunder[a]			X
Patrick P. Grace[b]			X		X
Thomas C. Hutton[c]	X		X		X
Walter L. Krebs[d]		X
Sandra E. Laney[e]	See Note e)	X	X
Andrea R. Lindell[f]			X	X
Kevin J. McNamara[g]	X		X
Timothy S. O’Toole[h]	X		X		X
Donald E. Saunders[i]		X
George J. Walsh III[j]				X
Frank E. Wood

a)	Mr. Gemunder has been CEO of Omnicare Inc. (“Omnicare”) since May 2001 and President since May 1981, when Omnicare was formed from Chemed’s and W.R. Grace & Co.’s (“W.R. Grace”) healthcare businesses.
b)
Patrick P. Grace is the son of J. Peter Grace, the longtime Chairman and CEO of W.R. Grace and the Chairman of Chemed until 1993. Patrick P. Grace was the President of Grace Logistics (a W.R. Grace subsidiary) from 1991-1995 and CFO of Kascho GmbH (a W.R. Grace subsidiary) from 1988-1991.

c)	Thomas C. Hutton is a Vice President of Chemed and the son of Edward L. Hutton, the former Chairman and CEO of Chemed. Thomas C. Hutton was a director of Omnicare from 1983-2001.
d)	Mr. Krebs was the CFO of former Chemed subsidiary Service America from October 1997 to July 1999. From January 1990 to April 1991 he was also the CFO of Chemed subsidiary DuBois Chemicals.
e)
Ms. Laney was the Chief Administrative Officer of Chemed from May 1991 to March 2003.  Ms. Laney is currently CEO of Cadre Computer Resources Co. (“Cadre”), a former Chemed subsidiary. Ms. Laney is also on the board of Omnicare.  Ms. Laney is also named on a corporate website, though not disclosed in the Company’s recent proxy statements, as President of Chemed subsidiary Jet Resource Inc.

f)
Ms. Lindell is Dean and Professor of the College of Nursing at the University of Cincinnati.  The University of Cincinnati and its College of Nursing have received charitable contributions from the Chemed Foundation as recently as 2007.  In calendar years 2001 to 2007 the charitable contributions totaled $66,700, as disclosed in the Chemed Foundation’s publicly filed Forms 990.  Ms. Lindell is also on the board of Omnicare

g)	Mr. McNamara is the President & CEO of Chemed. Mr. McNamara was the COO of Omnicare from 1990-1992 and a director from 1986-2003. Mr. McNamara is also a director of Cadre.
h)
Mr. O’Toole is an Executive Vice President of Chemed and the CEO of its subsidiary Vitas. Mr. O’Toole was a director of Omnicare from 1989-1997. Mr. O’Toole has two current or former brother-in-laws (Thad Jacarz and Robert Meyrose) who were employed by Vitas.

i)	Mr. Saunders held various executive roles at Chemed subsidiary Dubois Chemicals between 1970-1991.
j)
Mr. Walsh is a partner with the law firm of Thompson Hine LLP.  For several years and through the first quarter of 2007, Thompson Hine received fees for legal services provided to Chemed.  The legal fees for fiscal years 2004 through 2007 totaled $113,699.

Chemed reported in its 2008 proxy statement that seven members of the current board are independent by New York Stock Exchange listing standards.  We believe this is a masterful example of operating just within the envelope of independence from a literal reading of the definition without taking into account the spirit of true independence on a board and, in our view, does not amount to good corporate governance.

In addition to the above, several other interlocks exist:

•
In 2001, current director Sandra E. Laney, who was at the time Executive Vice President and Chief Administrative Officer of Chemed, purchased Cadre from Chemed for a $399,000 note.  In 2002 Cadre borrowed another $150,000 from the Company.  Chemed CEO Kevin McNamara is also a director of Cadre.  Ms. Laney also serves in a paid capacity as president of the Chemed Foundation[6], a not-for-profit which received significant past funding from Chemed.[7]  Ms. Laney is also a Director of the University of Cincinnati College of Nursing, fellow director Andrea R. Lindell’s employer.

•
Chairman George J. Walsh III’s law firm, Thompson Hine LLP, in addition to legal fees received from Chemed as recently as 2007, also has represented Chemed former affiliate Omnicare, whose board also includes Chemed board members Andrea R. Lindell, Sandra E. Laney (whose husband, D. Michael Laney, is an Omnicare employee) and Joel Gemunder, also Omnicare’s CEO.[8]

This culture of entrenchment has developed over a long period of time – we note that the current directors of Chemed average nearly 17 years on the Board.  We believe that the lack of new truly independent directors on the Board may have bred an atmosphere that, from our point of view, may have contributed to excessive compensation for Chemed’s senior management:

  6 Chemed Foundation 2007 Form 990.

  7 According to their Q4 1991 earnings release Chemed contributed $624,000 to the Chemed Foundation in 1991. There may have been significant additional contributions in other years.

  8 “Omnicare Judgment from IBM Reversed”. The Cincinnati Enquirer, January 18, 2006.

•	The five highest paid officers of Chemed have received cash compensation & benefits in the five years ending 2007 of over $21 million.

•
The five highest paid officers of Chemed have received total compensation in this period of over $36 million (not including 637,000 options with an in-the-money value of $8.1 million as of March 20, 2008).[9]

o	This combined value (over $44 million) represents over 25% of Chemed’s total reported net income over this period.

•
These five executives also stand to receive significant total compensation on a change in control of Chemed: a total of nearly $18 million, not including gains on vested options and stock received from the Company.

CHEMED STOCKHOLDERS HAVE AN ALTERNATIVE: MMI INVESTMENTS’ HIGHLY QUALIFIED & INDEPENDENT DIRECTOR CANDIDATES

The MMI Group has nominated a slate of five highly-qualified director candidates who are totally committed to taking the necessary steps to enhance stockholder value.  The MMI Nominees have the necessary experience and skillsets to execute on that commitment, both operationally and strategically, and offer substantial expertise in both of Chemed’s industries, healthcare and residential services.  The MMI Nominees are independent of management and the current Board and are committed to selecting and executing the right plans, operationally and strategically, for the optimization of value for all Chemed stockholders and the realization of a share price worthy of Chemed’s intrinsic value.

The following are highlights of the relevant operational and strategic experience of the MMI Nominees.  More detailed biographical extracts for each MMI Nominee are included elsewhere in this Proxy Statement.

Relevant Operating Experience	James Foy (57)
•  President & CEO since 1993 of Riverside Healthcare System, a $250 million healthcare network, including three hospital sites, multiple clinics, a skilled nursing facility and a nursing school
•  Chairman, Greater New York Hospital Association
•  Faculty, Mercy College Healthcare Management Program

Scott J. Cromie (52)
•  Former Group President of the ServiceMaster Company (NYSE:SVM-acquired), a provider of outsourced services for residential and commercial buildings
•  Former President & COO of American Home Shield, a subsidiary of ServiceMaster providing home inspections & home warranties

Peter A. Michel (66)
•  Former President of Brinks Home Security, provider of high-tech home protection services which Mr. Michel grew to serve 700,000 homesites.
•  CEO, President & Director of iSECUREtrac Corporation (OTCBB:ISEC), provider of electronic monitoring products for the corrections industry

  9 The $36 million in total compensation is as reported by the Company in the Summary Compensation Tables in its Schedule 14A Proxy Statements but does not include a value for the expensing of stock options in fiscal 2003-2005. In those years, the Company issued 637,000 options to the five name executive officers which as of March 20, 2008 had an in-the-money value of $8.1 million.

Strategic Alternatives Review & Execution Expertise	Clay B. Lifflander (46)
•  President of MMI Investments, President of MCM, and President of Millbrook Capital Management, Inc. a diversified private investment firm
•  Former Co-Chairman and CEO of Key Components LLC, a diversified manufacturing company and SEC registrant
•  Former Managing Director, M&A Group (coverage including healthcare), Smith Barney
•  Former Director, Dendrite International, Inc. (NASDAQ:DRTE – acquired), software & service provider for the pharmaceutical industry
•  Director, Unisys Corporation (NYSE:UIS)

Carroll R. Wetzel, Jr. (65)
•  Former Managing Director and Co-Head of the Mergers and Acquisitions group of Chemical Bank/Chase Manhattan
•  Former Managing Director of Smith Barney in the Mergers and Acquisitions group
•  Director of Exide Technologies (NASDAQ:XIDE)
•  Director of Brinks Home Security Holdings, Inc. (NYSE:CFL)
•  Former Director of Laidlaw International, Inc. (NYSE:LI – acquired).
•  Former Chairman of Safety Components (NYSE:SAFY – acquired).

BACKGROUND TO THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

❖
On March 14, 2007, certain members of the MMI Group attended a Group Meeting at the Citigroup Small and Mid-Cap Conference with Chemed’s CEO Kevin McNamara and CFO David Williams.  The meeting included discussion of fundamentals of the industry and the Company’s business interests.

❖
On March 20, 2008, a member of the MMI Group attended a Presentation and Breakout Session of the Lehman Brothers Healthcare Conference with Chemed’s Executive Vice President Tim O’Toole and Messrs. McNamara and Williams.  The session included further discussion of the Company’s fundamental business interests.

❖
On March 26, 2008, certain members of the MMI Group participated on a conference call with Mr. Williams.  The purpose of the call was to discuss the composition of the Board, the Company’s acquisition strategy and execution, the practicability and other considerations of a tax-free spin-off, strategies concerning organic growth, earnings guidance, labor management, the Company’s relationship with Omnicare, Inc., government investigations, government reimbursement conditions, as well as the Company’s fundamental business interests and the industry fundamentals.

❖
On April 25, 2008, certain members of the MMI Group participated on a conference call with Mr. Williams.  The purpose of the call was to discuss strategies regarding labor management and earnings guidance.  There was also further discussion of the Company’s fundamental business interests and the industry fundamentals.

❖
On May 1, 2008, certain members of the MMI Group participated on a conference call with Messrs. McNamara and Williams.  The purpose of the call was to discuss the Company’s operational management structure, corporate overhead and expense allocations and strategy regarding labor management.

❖
On May 22, 2008, certain members of the MMI Group met with Mr. Williams.  The purpose of the meeting was to discuss the Company’s fundamental business interests, the practicability and other considerations of a tax-free spin-off and acquisition strategy.

❖
On June 23, 2008, certain members of the MMI Group attended an Oppenheimer golf outing with Messrs. McNamara and Williams.  During the outing they discussed the Company’s conglomerate structure and its holding company lineage, as well as the Company’s fundamental business interests and the industry fundamentals.

❖
On November 3, 2008, certain members of the MMI Group attended a Presentation and Breakout Session of the Oppenheimer Healthcare Conference where Mr. McNamara gave a presentation to attendees regarding the Company, and dismissed the prospects of a tax-free spin-off of the Roto-Rooter business.

❖
On November 18, 2008, certain members of the MMI Group participated on a conference call with Mr. Williams.  The purpose of the call was to discuss government reimbursement conditions and the Company’s business interests.

❖
On January 21, 2009, certain members of the MMI Group participated on a conference call with Mr. Williams.  The purpose of the call was to further discuss the practicability and other considerations of a tax-free spin-off, specifically issues regarding Florida state law, the Company’s convertible notes and the implication on taxes.  In addition, the call included discussion of government reimbursement conditions and the Company’s operational management structure.

❖	On February 12, 2009, MMI Investments delivered a public letter to the Board. The letter outlined the varied benefits of a tax-free spin-off of one of the Company’s businesses.

❖
On March 16, 2009, the Company delivered a public letter to MMI Investments stating, among other things, that it did not currently intend to pursue a separation of the Company’s Roto-Rooter and Vitas businesses.

❖
On March 19, 2009, MMI Investments delivered a letter to the Company nominating Scott J. Cromie, James Foy, Clay B. Lifflander, Peter A. Michel and Carroll R. Wetzel, Jr. for election as directors on the Board.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The MMI Group is seeking your support at the Annual Meeting to elect the MMI Nominees.  The Board is currently composed of eleven (11) directors with one existing vacancy.  The MMI Group believes that eleven (11) directors are up for election at the Annual Meeting to serve one-year terms expiring at the 2010 annual meeting of stockholders and until their successors have been selected and qualified.  For the reasons stated above, we are seeking your support at the Annual Meeting to elect the MMI Nominees in opposition to five (5) of the Company’s eleven (11) director nominees.  Your vote to elect the MMI Nominees will have the legal effect of replacing five (5) incumbent directors of the Company with the MMI Nominees.  If elected, the MMI Nominees will represent a minority of the members of the Board.  We are not seeking control of the Board of Directors.  Rather, we are seeking five (5) out of eleven (11) seats on the Board of Directors to ensure that the interests of the stockholders, the true owners of Chemed, are vigorously represented in the boardroom by truly independent representatives.

THE MMI NOMINEES

The MMI Group has nominated five (5) highly qualified nominees, each of whom, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board.  The MMI Nominees are independent of the Company in accordance with the SEC and New York Stock Exchange rules on board independence.  If elected, and subject to their fiduciary duties as directors, the MMI Nominees would work with the other members of the Board to take those steps that they deem are necessary or advisable to maximize value for all stockholders.

Set forth below are the name, age, citizenship, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of each of the MMI Nominees.  This information has been furnished to us by the MMI Nominees.

Scott J. Cromie (Age 52) is currently an independent management consultant.  Mr. Cromie was a Group President of The ServiceMaster Company (“ServiceMaster”), a provider of outsourced services for residential and commercial buildings, from March 2006 to August 2007.  As Group President, Mr. Cromie was responsible for a number of direct or indirect subsidiaries of ServiceMaster, including American Home Shield, AmeriSpec, Inc., ServiceMaster Clean, Furniture Medic, Merry Maids Limited Partnership and InStar Services Group, Inc.  Mr. Cromie served as Chief Executive Officer (from February 2006 to August 2007) and as President and Chief Operating Officer (from 1996 to 2006) of American Home Shield, a subsidiary of ServiceMaster providing home inspections and home warranties to consumers.  Mr. Cromie is a former Member of the Memphis Chamber of Commerce Board of Directors and is currently a Director of the RISE Foundation.  The principal business address of Mr. Cromie is 2510 Lennox Drive, Germantown, Tennessee 38138.  Mr. Cromie is a U.S. Citizen.

James Foy (Age 57) has served as President and Chief Executive Officer of The Riverside Healthcare System (“Riverside”), a $250 million healthcare network including three hospital sites, multiple clinics, a skilled nursing facility and a nursing school, since 1993.  Prior to joining Riverside, Mr. Foy served as Executive Vice President and Chief Operating Officer (from 1990 to 1993) and Vice President (from 1986 to 1990) at the Catholic Medical Center of Brooklyn and Queens, a multi-institutional medical center encompassing four hospitals, two skilled nursing facilities, two home health agencies and multiple satellite clinics.  Mr. Foy currently serves as the Chairman of the Greater New York Hospital Association, a Member of the Business Development Board of Hudson Valley Bank and as a Faculty Member of the Mercy College Healthcare Management Program.  The principal business address of Mr. Foy is 967 North Broadway, Yonkers NY 10701.  Mr. Foy is a U.S. Citizen.

Clay B. Lifflander (Age 46) has been President of Millbrook Capital Management, Inc. since 1995 and of MMI Investments since 1996.  Mr. Lifflander has served on the Board of Unisys Corp., a provider of information technology solutions, since May 2008 and is a member of the Finance Committee and the Nominating and Corporate Governance Committee.  Mr. Lifflander served on the Board of Dendrite International, Inc., a supplier of sales force software products and support services to the pharmaceutical industry from 2006 until its acquisition in 2007 by Cegedim SA.  From 1998 to 2004, Mr. Lifflander served, at various times, as Co-Chairman of the Board, Chief Executive Officer, President and Director of Key Components, Inc., a diversified manufacturing corporation.  From 1994 to 1995 Mr. Lifflander served as President of the New York City Economic Development Corporation under then Mayor Rudolph Giuliani.  Prior to this Mr. Lifflander was a Managing Director in the M&A Group at Smith Barney, where he worked from 1984 to 1994.  He is a former Director of the United Nations Development Corporation.  The principal business address of Mr. Lifflander is 1370 Avenue of the Americas, New York, New York 10019.  Mr. Lifflander is a U.S. citizen.

Peter A. Michel (Age 66) has served as President and Chief Executive Officer of iSECUREtrac Corporation, a leading provider of electronic monitoring systems, since 2006.  Mr. Michel was previously President and Chief Executive Officer of General Fiber Communications, Inc. on an interim basis from May 23, 2005 to July 8, 2005.  The Company filed for Chapter 7 Bankruptcy on July 8, 2005.  From 2003 to 2004 he served as President and Chief Executive Officer of NEP Broadcasting, L.L.C. where he led the sale of the business to private equity investors.  He has led four companies as Chief Executive Officer, including Brink's Home Security, a $258 million leader in high-tech home protection services supporting over 700,000 households in more than 100 markets covering 42 U.S. states and two Canadian provinces.  Mr. Michel is currently on the board of iSECUREtrac Corporation.  He has served as a director of AeroGrow International, Inc. since July 2008.  The principal business address of Mr. Michel is 5078 South 111th Street, Omaha, Nebraska 68137.  Mr. Michel is a U.S. citizen.

Carroll R. Wetzel, Jr. (Age 65) is a retired investment banker.  Mr. Wetzel has served as a member of the Board of Directors of Exide Technologies, a manufacturer of batteries used in transportation, motive power, network power, and military applications, since 2005, and Brink’s Home Security Holdings, Inc., a provider of residential and commercial security alarm monitoring services, since October 2008.  From May 2008 to October 2008 Mr. Wetzel served as a director of The Brink’s Company, a provider of security services.  Mr. Wetzel served as a member of the Board of Directors of Laidlaw International, Inc., a North American transportation services company, from 2004 to 2007.  From 2000 to 2005, he served as Chairman of the Board of Directors of Safety Components International, Inc., a supplier of automotive airbag fabric and cushions and technical fabrics.  From 1988 to 1996, Mr. Wetzel was a Managing Director with the Merger & Acquisition Group of Chemical Bank/Chase Manhattan. From 1981 to 1988, he was a Managing Director in Smith Barney’s Mergers and Acquisitions Group.  Mr. Wetzel is a member of the Board of Directors and head of the Finance Committee of the Henry L. Stimson Center, a Washington based non-profit, non-partisan think tank, concentrating on international issues.  The principal business address of Mr. Wetzel is 1248 Greacen Point Road, Mamaroneck, New York 10543.  Mr. Wetzel is a U.S. citizen.

Each of the MMI Nominees, if elected, intends to act in accordance with his fiduciary duty and recuse himself from voting should any conflict of interest arise in the future.

While MMI Investments agreed to pay each of Messrs. Cromie, Foy, Michel and Wetzel $50,000 upon the submission by MMI Investments of a letter to Chemed nominating each for election as a director of the Company, the MMI Nominees will not receive any compensation from any member of the MMI Group for their services as directors of the Company, if elected. Other than as stated herein, there are no arrangements or understandings between members of the MMI Group and any of the MMI Nominees or any other person or persons pursuant to which the nomination of the MMI Nominees described herein is to be made, other than the consent by each of the MMI Nominees to be named in this Proxy Statement and to serve as a director of Chemed if elected as such at the Annual Meeting.  None of the MMI Nominees is a party adverse to Chemed or any of its subsidiaries or has a material interest adverse to Chemed or any of its subsidiaries in any material pending legal proceedings.

In the event that any MMI Nominee is unable to serve or for good cause will not serve, the MMI Group may seek to replace such MMI Nominee with a substitute nominee.  In the case that the MMI Group substitutes a nominee, the MMI Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Only in such case will the Shares represented by the enclosed GOLD proxy card be voted for substitute nominees.  In addition, MMI Investments reserves the right to challenge any action by Chemed that has, or if consummated would have, the effect of disqualifying the MMI Nominees. MMI Investments reserves the right to nominate additional persons, to the extent this is not prohibited under the Bylaws or applicable law, if Chemed increases the size of the Board above its existing size.   Additional nominations made pursuant to the preceding sentence are without prejudice to the position of MMI Investments that any attempt to increase the size of the current Board or to classify the Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE MMI NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY THE SELECTION BY THE AUDIT
COMMITTEE OF THE BOARD OF DIRECTORS OF
PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT ACCOUNTANTS FOR
THE COMPANY AND ITS CONSOLIDATED SUBSIDIARIES FOR 2009

As discussed in further detail in the Company’s proxy statement, prior to the Annual Meeting, the Company’s Board, upon the recommendation of the Company’s Audit Committee, selected PricewaterhouseCoopers LLP to serve as independent accountants for the Company and its consolidated subsidiaries for 2009.  The Company is asking stockholders to ratify the selection of PricewaterhouseCoopers LLP to serve as independent accountants for the Company and its consolidated subsidiaries for 2009.

We do not object to the proposal to ratify the selection of PricewaterhouseCoopers LLP to serve as independent accountants for the Company and its consolidated subsidiaries for 2009.

We are not aware of any other proposals to be brought before the Annual Meeting. However, we intend to bring before the Annual Meeting such business as may be appropriate, including without limitation nominating additional persons for directorships, or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, the MMI Group believes that the only outstanding class of securities of Chemed entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, (i) will be voted FOR the election of the MMI Nominees to the Board, FOR the election of the candidates who have been nominated by the Company other than _______________, _______________, _______________, _______________ and _________________, (ii) will ABSTAIN from voting on the proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as independent accountants for the Company and its consolidated subsidiaries for 2009, and (iii) will be voted in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

This Proxy Statement is soliciting proxies to elect not only the MMI Nominees, but also the candidates who have been nominated by the Company other than _______________, _______________, _______________, _______________ and _________________. This gives stockholders who wish to vote for the MMI Nominees and such other persons the ability to do so.  Under applicable proxy rules, we are required either to solicit proxies only for the MMI Nominees, which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for the MMI Nominees and for fewer than all of the Company’s nominees, which enables a stockholder who desires to vote for the MMI Nominees to also vote for those of the Company’s nominees for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if the MMI Nominees are elected.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies.  The presence in person or by proxy of the holders of a majority of the outstanding Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  According to the Company’s proxy statement, directors are elected by a plurality of the votes present at the Annual Meeting or by proxy and entitled to vote at the Annual Meeting. Votes cast for a nominee will be counted in favor of election.  Abstentions will not count either in favor of, or against, election of a nominee.

Vote required for the ratification of the appointment of PricewaterhouseCoopers LLP.  According to the Company’s proxy statement, the affirmative vote of the majority of the shares represented at the meeting, with abstentions having the effect of negative votes, will be necessary to ratify the selection of PricewaterhouseCoopers LLP as independent accountants for the Company and its consolidated subsidiaries for 2009.  If the selection is not ratified at the meeting, the Audit Committee will reconsider its selection of independent accountants.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

ABSTENTIONS AND BROKER NON-VOTES

Abstentions and broker “non-votes” will count as votes present for the purpose of determining whether a quorum is present.  Abstentions and broker “non-votes” will not be counted as votes cast in the election of directors.

REVOCATION OF PROXIES

Stockholders of Chemed may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to the MMI Group in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to Chemed at 2600 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202-4726, or any other address provided by Chemed.  Although a revocation is effective if delivered to Chemed, the MMI Group requests that either the original or photostatic copies of all revocations be mailed to the MMI Group in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that the MMI Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby.  Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the MMI Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE MMI NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the MMI Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

MMI Investments has entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $ [______], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  MMI Investments has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  MMI Investments will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners, Inc., will employ approximately [_____], persons to solicit Chemed’s stockholders for the Annual Meeting.  The MMI Group does not intend to employ any persons other than MacKenzie Partners, Inc. to solicit Chemed stockholders.

The entire expense of soliciting proxies is being borne by MMI Investments pursuant to the terms of the letter agreements (as described below).  Costs of this solicitation of proxies are currently estimated to be approximately $ [____].  MMI Investments estimates that through the date hereof, its expenses in connection with this solicitation are approximately $ [____].  MMI Investments intends to seek reimbursement from Chemed of all expenses it incurs in connection with the solicitation of proxies for the election of the MMI Nominees to the Board at the Annual Meeting.  MMI Investments does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The MMI Nominees and the other members of the MMI Group are participants in this solicitation.  The principal business of MMI Investments is engaging primarily in the business of investing in publicly traded securities. The principal business of MCM is acting as the sole general partner of MMI Investments.  The principal occupation of Mr. Dyson is serving as Chairman of MMI Investments, Chairman and voting member of MCM and Chairman of Millbrook Capital Management, Inc.  The principal occupation of Mr. Lifflander is serving as President of MMI Investments, President and voting member of MCM and President of Millbrook Capital Management, Inc.  Mr. Cromie is currently an independent management consultant.  The principal occupation of Mr. Foy is serving as the President and Chief Executive Officer of The Riverside Healthcare System.  The principal occupation of Mr. Michel is serving as President and Chief Executive Officer of iSECUREtrac Corp.  Mr. Wetzel is a retired investment banker.

The address of the principal office of each of MMI Investments, MCM, Mr. Dyson and Mr. Lifflander is 1370 Avenue of the Americas, New York, New York 10019.

The address of the principal office of Mr. Cromie is 2510 Lennox Drive, Germantown, Tennessee 38138.

The address of the principal office of Mr. Foy is 967 North Broadway, Yonkers NY 10701.

The address of the principal office of Mr. Michel is 5078 South 111th Street, Omaha, Nebraska 68137.

The address of the principal office of Mr. Wetzel is 1248 Greacen Point Road, Mamaroneck, New York 10543.

All of the MMI Nominees other than Messrs. Cromie and Michel are limited partners in MMI Investments and Mr. Foy serves as advisor to MMI Investments regarding its investments in the health care industry.

As of the date hereof, MMI Investments beneficially owns 800,000 Shares.  MCM, as the general partner of MMI Investments, may be deemed to be the beneficial owner of the 800,000 Shares owned by MMI Investments.  As voting members of MCM, each of Messrs. Dyson and Lifflander may be deemed to be the beneficial owner of the 800,000 Shares owned by MMI Investments.  As of the date hereof, Mr. Cromie beneficially owns one Share.  As of the date hereof, none of Messrs. Dyson, Lifflander, Foy, Michel or Wetzel directly owns any Shares.

Each member of the MMI Group, as a member of a “group” with the other MMI Group members for the purposes of Section 13(d)(3) of the Exchange Act is deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the MMI Group reported herein.  Each member of the MMI Group disclaims beneficial ownership of such Shares, except to the extent of their pecuniary interest therein.

For information regarding purchases and sales of securities of Chemed during the past two years by the members of the MMI Group, including the MMI Nominees, see Schedule I.

MMI Investments has entered into letter agreements with each of Messrs. Cromie, Foy, Michel and Wetzel, in which, among other things, (a) MMI Investments agreed to bear all expenses incurred in connection with the MMI Group’s activities, subject to certain limitations, (b) MMI Investments agreed to reimburse each of Messrs. Cromie, Foy, Michel and Wetzel, up to $5,000, for legal fees incurred in connection with the review of the letter agreement and other related agreements and documents, and (c) MMI Investments agreed to pay each of Messrs. Cromie, Foy, Michel and Wetzel $50,000 upon the submission by MMI Investments of a letter to Chemed nominating each for election as a director of the Company.

Pursuant to indemnification agreements MMI Investments has agreed to indemnify each of Messrs. Cromie, Foy, Lifflander, Michel and Wetzel against claims arising from the Solicitation and any related transactions.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Chemed; (iii) no participant in this solicitation owns any securities of Chemed which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Chemed during the past two years; (v) no part of the purchase price or market value of the securities of Chemed owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Chemed, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Chemed; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Chemed; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Chemed’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Chemed or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Chemed or its affiliates, or with respect to any future transactions to which Chemed or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the MMI Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, the MMI Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the MMI Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Any stockholder who intends to present a proposal at the Company’s annual meeting in the year 2010 must deliver the proposal to the Corporate Secretary at Chemed not later than _____________, if the proposal is submitted for inclusion in the Company’s proxy materials for that meeting pursuant to Rule 14a-8 under the Exchange Act. The information set forth above regarding the procedures for submitting stockholder proposals for consideration at Chemed’s 2010 annual meeting of stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by the MMI Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE MMI GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN CHEMED’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON CHEMED’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  THE MMI GROUP WAS NOT INVOLVED IN THE PREPARATION OF CHEMED’S PROXY STATEMENT.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF CHEMED.

The information concerning Chemed contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

THE MMI GROUP

_____________, 2009

SCHEDULE I

TRANSACTIONS IN SECURITIES OF CHEMED
DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

MMI INVESTMENTS, L.P.

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
3,000	54.56	11/30/07
(3,000)	53.56	12/18/07
20,000	43.83	03/14/08
(17,000)	41.63	03/28/08
51,900	42.07	04/09/08
3,500	42.29	04/10/08
50,000	42.53	04/11/08
60,000	40.63	04/14/08
40,000	39.74	04/15/08
8,000	40.26	04/17/08
10,000	40.00	04/21/08
60,000	33.47	04/29/08
80,000	34.75	05/02/08
70,000	34.00	05/05/08
50,000	33.62	05/06/08
30,000	33.75	05/07/08
50,000	32.92	05/09/08
30,000	34.07	05/13/08
30,000	34.89	05/16/08
50,933	34.06	05/19/08
110,000	34.96	05/20/08
40,000	35.45	05/21/08
89,600	35.91	05/22/08
50,000	35.91	05/23/08
19,000	36.10	05/27/08
40,000	35.77	05/28/08
(25,000)	40.57	12/12/08
(20,000)	39.55	12/15/08
(35,000)	40.06	12/16/08
(20,000)	40.51	12/17/08
(15,000)	40.79	12/18/08
(20,000)	41.02	12/19/08
(5,000)	39.03	12/22/08
(30,000)	38.72	12/23/08
(15,000)	38.23	12/24/08
(15,000)	38.33	12/26/08
(15,000)	37.62	12/29/08
(15,000)	37.70	12/30/08
3,817	41.54	02/04/09

I-1

MCM CAPITAL MANAGEMENT, LLC

None

JOHN S. DYSON

None

CLAY B. LIFFLANDER

None

SCOTT J. CROMIE

None

JAMES FOY

None

PETER A. MICHEL

None

CARROLL R. WETZEL, JR.

None

I-2

SCHEDULE II

The following table is reprinted from Chemed’s proxy statement filed with the Securities and Exchange Commission on _____, 2009.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

This table sets forth information as of December 31, 2008, with respect to the only persons known to us to beneficially own more than 5 percent of Capital Stock:

Name or Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

This table shows the Capital Stock beneficially owned and pledged by all nominees and directors of the Company, the executive officers named in the Summary Compensation Table and the Company’s directors and executive officers as a group as of December 31, 2008:

Name	Amount and Nature of Beneficial Ownership	Percent of Class

II-1

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give the MMI Group your proxy FOR the election of the MMI Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  The MMI Group urges you to confirm in writing your instructions to the MMI Group in care of MacKenzie Partners, Inc., at the address provided below so that the MMI Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc., at the address set forth below.

105 Madison Avenue New York, NY 10016 proxy@mackenziepartners.com (212) 929-5500 (Call Collect) or TOLL-FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 9, 2009

GOLD PROXY CARD

CHEMED CORPORATION

2009 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE MMI GROUP

THE BOARD OF DIRECTORS OF CHEMED CORPORATION
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Clay B. Lifflander and Jerome J. Lande, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Chemed Corporation (“Chemed” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Stockholders of the Company scheduled to be held on _______, 2009 at ____ _.m. local time at _____ located at _____ _______, _______, ______ _____, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to MMI Investments, L.P. and the other participants in this solicitation (collectively, the “MMI Group”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 AND WILL ABSTAIN ON PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.  This Proxy will only be valid in connection with the MMI Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE MMI GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Proposal  No. 1 – The MMI Group’s Proposal to Elect Scott J. Cromie, James Foy, Clay B. Lifflander, Peter A. Michel and Carroll R. Wetzel, Jr. as Directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEES EXCEPT
Nominees: Scott J. Cromie James Foy Clay B. Lifflander Peter A. Michel Carroll R. Wetzel, Jr.	[ ]	[ ]	[ ] ____________ ____________ ____________
THE MMI GROUP INTENDS TO USE THIS PROXY TO VOTE (I) “FOR” MESSRS. CROMIE, FOY, LIFFLANDER, MICHEL AND WETZEL AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS DIRECTORS OTHER THAN _________________, ________________, _________________, _________________ AND _______________ FOR WHOM THE MMI GROUP IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF THE MMI GROUP’S NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR MMI NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING MMI NOMINEE(S).  YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE NAME OF THE NOMINEE(S) BELOW.

___________________
___________________
___________________
___________________

THE MMI GROUP DOES NOT OBJECT TO PROPOSAL NO.  2

Proposal No. 2 –  The Company’s proposal to ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers LLP as independent accountants for the Company and its consolidated subsidiaries for 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.